December 1, 2010

Western Copper Corporation
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador Securities Commission
Toronto Stock Exchange

Subject	Western Copper Corporation
TECHNICAL REPORT: 2010 MINERAL RESOURCE UPDATE
CASINO PROJECT
YUKON, CANADA

Dear Sirs/Mesdames:

I, G.H. Giroux, P.Eng., MASc., do hereby consent to the public filing with the above listed commissions and with any other applicable regulatory authorities, of the technical report entitled “CASINO PROJECT 2010 MINERAL RESOURCE UPDATE” dated December 1, 2010 in support of the News Release filed by Western Copper Corporation dated NOVEMBER 1, 2010.

I also certify that I have read the News Release filed by Western Copper Corporation dated NOVEMBER 1, 2010 and it fairly and accurately represents the information in the technical report that supports the disclosure.

Dated this 1st day of DECEMBER 2010

“signed” G. H. Giroux

G. H. Giroux, P.Eng., MASc.